UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

TRIUMPH GROUP, INC.

(Exact name of the registrant as specified in its charter)

Delaware	1-12235	51-0347963
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

555 E Lancaster Avenue, Suite 400		19087
Radnor, Pennsylvania		(Zip Code)
(Address of principal executive offices)

Thomas A. Quigley, III

Vice President, Investor Relations, Mergers & Acquisitions and Treasurer

(610) 251-1000

(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this Form is being submitted, and provide the period to which the information in this Form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1, 2024 to December 31, 2024.
☐	Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended _______.

Section 1 - Conflict Minerals Disclosure

Item 1.01	Conflict Minerals Disclosure and Report

Triumph Group, Inc. (the "Company") has evaluated its current products and has determined that certain products the Company manufactures or contracts to manufacture contain gold, columbite-tantalite, cassiterite, wolframite and their derivatives, tin, tungsten or tantalum. As a result, the Company has filed a Conflict Minerals Report.

Conflict Minerals Disclosure

A copy of the Company's Conflict Minerals Report is provided as Exhibit 1.01 hereto and is publicly available at: www.triumphgroup.com under "Investor Relations - SEC Filings."

Item 1.02	Exhibit

The Triumph Group, Inc. Conflict Minerals Report for the year ended December 31, 2024, is attached to this report as Exhibit 1.01.

Section 2 - Resource Extraction Issuer Disclosure

Item 2.01	Resource Extraction Issuer Disclosure and Report

Not applicable.

Section 3 - Exhibits

Item 3.01	Exhibits

Exhibit No.	Description

1.01	Triumph Group, Inc. Conflict Minerals Report for the year ended December 31, 2024, as required by Items 1.01 and 1.02 of this Form.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Date: May 29, 2025	TRIUMPH GROUP, INC.

	By:	/s/ THOMAS A. QUIGLEY, III
Thomas A. Quigley, III
Vice President, Investor Relations, Mergers & Acquisitions and Treasurer